Exhibit 21

Subsidiaries of the Registrant(1)

Legal Name	State of Incorporation
SSE Holdings, LLC	Delaware
Shake Shack Enterprises, LLC	New York
Shake Shack Enterprises International, LLC	New York
SSE IP, LLC	Delaware
Shake Shack Domestic Licensing LLC	Delaware
Shake Shack Mobile LLC	Delaware
Shake Shack Texas Management Company LLC	Texas
Shake Shack Texas Holding Company LLC	Texas
Shake Shack Texas Beverage Company LLC	Texas
(1)    The list above excludes certain subsidiaries that, in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X as of December 31, 2025.